SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2008

List of Exhibits:

1.	News Release entitled, “CNH Global N.V. to Release 1st Quarter 2008 Earnings and Hold Conference Call on Thursday, April 24, 2008”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

April 18, 2008

FOR IMMEDIATE RELEASE.

For more information contact:

Thomas Witom	News and Information	(630) 887-2345
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Global N.V. to Release 1st Quarter 2008 Earnings

and Hold Conference Call on Thursday, April 24, 2008

BURR RIDGE, Ill., April 18, 2008 – CNH Global N.V. (NYSE: CNH) will release first quarter financial results at approximately 5:00 a.m. Eastern time on Thursday, April 24, 2008. The full text of the release, along with the financial statements, will be available both from Marketwire and on http://www.cnh.com .

Also on April 24 at approximately 7:30 a.m. Eastern time, CNH will provide a live, listen-only, audio Webcast of the company's quarterly conference call with security analysts and institutional investors. The Webcast can be accessed either through http://www.cnh.com or CCBN's individual investor center at http://www.earnings.com . Anyone unable to listen to the live Webcast can access the replay at either site for two weeks following the event.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.